Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Completes Investment in Aura’s Borborema Project and Strategic Convertible Debenture Financing

Vancouver, British Columbia – December 19, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that, further to its news release dated December 5, 2023, it has completed its investment, consisting of a 2% net smelter return royalty on the Borborema gold project (the “Royalty”) and a royalty-convertible gold-linked loan, with Borborema Inc., a wholly-owned subsidiary of Aura Minerals Inc. (the “Transaction”). Pursuant to the Transaction, Gold Royalty acquired the Royalty for US$21.0 million and the royalty-convertible gold-linked loan for US$10.0 million in cash consideration.

In connection with the Transaction, the Company also completed its previously announced private placement of $40 million aggregate principal amount of unsecured convertible debentures with Queen’s Road Capital Investment Ltd. and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pty Limited.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com